

April 13, 2012

Via E-mail
Craig R. Herkert
Chief Executive Officer
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

>   **Re: SUPERVALU INC.**
>   **Form 10-K for Fiscal Year Ended February 26, 2011**
>   **Filed April 21, 2011**
>   **Form 10-Q for Fiscal Quarter Ended December 3, 2011**
>   **Filed January 12, 2012**
>   **Response dated March 23, 2012**
>   **File No. 001-05418**

Dear Mr. Herkert:

   We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 26, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

   1. We note your response to comment 3 and your disclosure on page 40 with regard to your use of the replacement cost and retail inventory methods to determine the current cost of your inventory before any LIFO reserve is applied. Please explain to

us why and how you are using a combination of these methods to determine the cost
of your inventory. Further, explain to us how the use of the replacement cost method
is a reasonably accurate cost method. In this regard, we assume the replacement cost
method may not be entirely representative of all units in ending inventory.

Note 14 – Segment Information, page 63

2. We note your response to comment 14. Please explain to us in further detail how you
concluded your two retail operating segments were economically similar pursuant to
the aggregation criteria in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C.
We note you consider operating earnings as a percentage of sales the best quantitative
measure for assessing whether the traditional retail stores and hard discount stores
operating segments satisfy the aggregation criteria under FASB ASC 280-10-50-11.
However, we note from your website that customers at your Save-A-Lot stores can
save up to 40% on groceries, and we assume this could result in a different customer
base, different products and produce economic variability with respect to gross
margins and sales trends. Therefore, please provide to us the internal financial
reports that your CODM uses to assess the performance of your business. Lastly,
please provide to us the following information in tabular form for the past three years
for each of your three operating segments: revenue information, operating earnings as
a percentage of sales, and gross margin history. Similarly, tell us how you evaluated
the future economic prospects of your operating segments in your aggregation
analysis, and provide to us in tabular form the aforementioned revenue, operating
earnings as a percentage of sales, and gross margin information on a projected basis.
We may have further substantial comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-
3720 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief